SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002

                              ROBOGROUP T.E.K. LTD.
                              (Name of Registrant)


      Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]    Form 40-F    [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes  [ ] No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ---------------



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                              ROBOGROUP T.E.K LTD.

6-K Items

     1. RoboGroup T.E.K Ltd. Immediate Disclosure - Postponement of its Annual General Meeting of Shareholders.

     2. RoboGroup T.E.K Ltd. Letter to Shareholders- Postponement of its Annual General Meeting of Shareholders.

                                                                          ITEM 1


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                       [GRAPHIC OMITTED][GRAPHIC OMITTED]



Tel Aviv Stock Exchange Ltd  Registrar of Companies  Israel Securities Authority
          54 Achad Ha'am St              PO Box 767        22 Kanfei Nesharim St
             65202 Tel Aviv         91007 Jerusalem              95464 Jerusalem



                 re: RoboGroup T.E.K. Ltd - Immediate Disclosure

In accordance with its announcement dated November 12, 2002, and with accordance to the Companies Law, 1999 (the "Companies Law"), RoboGroup T.E.K. Ltd. (the "Company") announces the postponement of its Annual General Meeting of Shareholders.

The new date of the General Meeting will be December 17, 2002, at 10:00. in Daniel Hotel, 60 Ramot Yam Street. Herzeliya Pituach.

The Agenda and the rest of the details on the former announcement were not changed.


Very truly yours

RoboGroup T.E.K Ltd


December 1,  2002




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                                                                          ITEM 2

                                                               November 27, 2002


RoboGroup T.E.K. Ltd. Shareholders:


     Please be advised that our Annual General Meeting of Shareholders has been rescheduled to take place on December 17, 2002 at 10:00 a.m., at the Daniel Hotel, 60 Ramot Yam Street, Herzliya-Pittuach, Israel.



                                                           RoboGroup T.E.K. Ltd.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             ROBOGROUP T.E.K. LTD.
                                  (Registrant)




                             By: /s/ Rafael Aravot
                             --------------------------------------------------
                                 Rafael Aravot
                                 Chief Executive Officer


Date: December 2, 2002